
October 7, 2013

Via Facsimile
Nancy Lurker
Chief Executive Officer
PDI, Inc.
Morris Corporate Center 1, Building A
300 Interpace Parkway
Parsippany, NJ 07054

Re: **PDI, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2012
        Filed March 15, 2013
        Form 10-K for Fiscal Quarter Ended June 30, 2013
        Filed August 5, 2013
        File No. 000-24249

Dear Ms. Lurker:

We have reviewed your letter dated July 31, 2013 in connection with the above-referenced filings and have the following comments.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 3, 2013.

Form 10-K For the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Marketing Services, page 23

1. We are considering your response to prior comment 8 and have the following comments:

    - Please clarify whether these arrangements are non-cancelable in the development phase or summarize for us the termination provisions. In this regard, should a customer cancel after you have completed some, but not all, of the units to be performed to the customer's specifications, tell us and revise future filings to disclose whether you are entitle to recover your costs, and to what extent.

- Tell us whether your arrangements include up-front payments? In this regard, tell us and describe how your accounting differs if individual contracts for which deferred costs exceed deferred revenue.

Form 10-Q For the Fiscal Quarter Ended June 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 25

2. Please describe in detail the changes in the payment terms made to contracts with your largest customer that caused a material decrease in accounts receivable and a material increase in unbilled receivables as of June 30, 2013. With an eye to future disclosures regarding liquidity and results of operations, tell us what impact these changes are expected to have on the timing of future cash flows and describe your consideration of whether the change had a secondary impact on your revenue recognition policies.

You may contact Tamara Tangen, Staff Accountant at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant